UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16001838

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welcome Life Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6001 Broken Sound Parkway, Suite 320-A
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jared Smith 561-862-0241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welcome Life Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONELLA TAKVORIAN
MY COMMISSION # FF 090833
EXPIRES: June 7, 2018
Bonded Thru Budget Notary Services
NOTARY PUBLIC STATE OF FLORIDA

[signature]
Signature

FINOP/CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELCOME LIFE SECURITIES, LLC

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Welcome Life Securities, LLC

We have audited the accompanying financial statements of Welcome Life Securities, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Welcome Life Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Welcome Life Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Welcome Life Securities, LLC's financial statements. The supplemental information is the responsibility of Welcome Life Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2016

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Welcome Life Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Current Assets		
Cash and cash equivalents	$	160,743
Prepaid expenses		11,428
Total Current Assets		172,171
Computer Software & Equipment, net		2,037
Total Assets	**$**	**174,208**

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	8,205
Total Current Liabilities		8,205
Commitments (Note 6)		
Member's Net Capital Contributions (Distributions)		(569,300)
Retained earnings		735,303
Total Member's Equity		166,003
Total Liabilities and Member's Equity	**$**	**174,208**

See accompanying notes to financial statement

Welcome Life Securities, LLC
Statement of Income
Year Ended December 31, 2015

Revenues		
Settlement Revenue	$	546,642
Private Placement Revenue		12,841
Total Revenues		**559,483**
Operating Expenses		
Salaries and benefits		224,666
Registered representative commissions		92,387
General and administrative		59,974
Regulatory & license fees		22,545
Rent expense - related party		6,000
Total Operating Expenses		**405,572**
Income from Operations		**153,911**
Net Income	**$**	**153,911**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

		Member's Net Capital Contributions/ (Distributions)		Retained Earnings		Total Member's Equity
Balance, December 31, 2014	**$**	**(419,300)**	**$**	**581,392**	**$**	**162,092**
Distributions		(150,000)		-		(150,000)
Net Income, 2015		-		153,911		153,911
Balance, December 31, 2015	**$**	**(569,300)**	**$**	**735,303**	**$**	**166,003**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Income	$	153,911
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,320
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(367)
Increase (decrease) in:		
Accounts payable and accrued expenses		(2,097)
Net Cash Provided by in Operating Activities		**152,767**
Cash Flows from Financing Activities		
Capital distributions		(150,000)
Net Cash Used in Financing Activities		**(150,000)**
Net Increase (Decrease) in Cash		2,767
Cash and Cash Equivalents at Beginning of Year		157,976
Cash and Cash Equivalents at End of Year	**$**	**160,743**

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Taxes paid	$	-

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

Note 1 Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS", "Company" or "Firm"), a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm to exclusively serve the financial community as a variable life insurance settlement broker and provides a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their registered representatives and senior clients with the experience, knowledge and education required to reach fully-informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitability
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

WLS also serves in the capacity of a private placement broker. In this role, the Firm has the responsibility for the marketing of the issuer to independent broker-dealer firms and representatives, institutional and high net worth retail investors. The Firm acts in an Agent capacity during the offering and does not distribute the securities. Such involvement typically is sales oriented which encompasses contacting selling group members on behalf of the companies in order to identify broker's interest in the offering.

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the statement cash flows, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2015. WLS has not experienced any losses in such accounts through December 31, 2015.

Concentration of Vendors and Revenue

In 2015, four "Providers" each represented over 10% of WLS settlement revenue and accounted for 46.8%, 22.6%, 12.5%, 10.4% of WLS settlement revenue.

(F) Computer Software and Equipment

Computer Software and Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance is charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software.

(G) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(H) Revenue Recognition and Commissions Receivable

WLS recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. Specifically, WLS recognizes revenues when earned, which occurs after expiration of the rescission date discussed below. Specifically, when the policy transfer is completed between an individual and the life settlement provider (the closing date), the provider's escrow company forwards to WLS commission for services rendered. At this point, the individual seller of the policy has either 15 or 30 days (depending on the State) to rescind the transaction. During a rescission period, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized.

As it relates to revenue earned related to services performed as a private placement broker, the Firm is compensated for its role with success fees which are generally calculated as a percentage of the total offering once the offerings close. Such fees are recognized upon final

closing of the offering. An allowance for doubtful account will be recorded based on our assessment of collectability.

(I) Advertising

In accordance with ASC 720-35, costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS incurred advertising expense the year ended December 31, 2015 of $0.

(J) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Corporation ("LLC"). In lieu of Corporation income taxes, members of a "LLC" Corporation are taxed on their proportionate share of WLS's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2015, tax years since 2012 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(K) Fair Value of Financial Instruments

ASC 820 requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of WLS's short-term financial instruments, including accounts payable and accrued expenses approximate fair value due to the relatively short period to maturity for these instruments.

Note 2 Computer Software and Equipment

Computer Software and equipment for the years ended is as follows:

		December 31, 2015
Computer Software and Equipment	$	8,191
Less accumulated depreciation		(6,154)
Computer Software and Equipment, net	**$**	**2,037**

Depreciation expense for the year ended December 31, 2015 was $1,320.

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

Note 3 Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") which sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2015, the Member made capital contributions of $0 and distributions of $150,000 to the Member.

Note 4 Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, WLS had net capital of $152,538, which was $147,538 in excess of its required net capital of $5,000. WLS's aggregated indebtedness to net capital ratio was 5.4%.

Note 5 Related Party Transactions

In December 2014, WLS entered into a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), its parent company (see Note 6). The Sublease Agreement is for a period of one year and is renewable in one-year increments. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement is $500 per month. The total rent expense to this related party was $6,000 in 2015.

On November 1, 2007, WLS entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one-year increments. There were no expenses incurred under the Expense Sharing Agreement in 2015.

Note 6 Commitments

WLS is a party to a Sub-lease Agreement (refer to Note 5) which was renewed and commenced January 1, 2016 and expires on December 31, 2016.

Future minimum lease payments are as follows:

2016	$	6,000
Total	$	6,000

Note 7 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition on disclosure through February 25, 2016, the date the financial statements were available to be issued.

Welcome Life Securities, LLC

Supplementary Information

Welcome Life Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

		December 31, 2015
Net Capital Computation		
Total Member's Equity	$	166,003
Deductions and/or Charges		13,465
Net Capital Before Haircuts		152,538
Haircuts		-
Net Capital		152,538
Required Minimum Capital		5,000
Excess Net Capital	$	147,538
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accrued Payroll and Other Current Liabilities	$	8,205
	$	8,205
Ratio of Aggregated Indebtedness to Net Capital		5.4%

Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, per December 31, 2015, Unaudited FOCUS Report, as filed	$	152,538
Net Audit Adjustments effecting net capital		-
Net Capital, per the December 31, 2015 Audited Report	$	152,538

Welcome Life Securities, LLC
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2015

WLS is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

Welcome Life Securities, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

For the Year Ended December 31, 2015

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of:
Welcome Life Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Welcome Life Securities, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2016

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Welcome Life Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Welcome Life Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Welcome Life Securities, LLC stated that Welcome Life Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Welcome Life Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Welcome Life Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2016

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Welcome Life Securities, LLC
Rule 15C3-3 Exemption Report

Welcome Life Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Èxchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 CFR 240.15c3-3 under the following provisions of 17 CFR 240.15c3-3(k):

(i) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

(ii) Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the customer Protection Rule). Welcome Life Securities, LLC will not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2015, Welcome Life Securities met without exception the aforementioned exemption provisions from 17 CFR 240.15c3-3.

Welcome Life Securities, LLC.

I, Jared Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO & FINOPS Principal

February 20, 2016